Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Zevra Therapeutics, Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, par value $0.0001 per share, or common stock. The following description of our capital stock is a summary and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, our amended and restated certificate of incorporation, amended and restated bylaws and applicable Delaware law.

General

Under our amended and restated certificate of incorporation we are authorized to issue up to 250,000,000 shares of common stock and 10,000,000 shares of preferred stock, $0.0001 par value per share, all of which are currently undesignated. Our board of directors may establish the rights and preferences of the undesignated preferred stock from time to time.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders do not have cumulative voting rights. The affirmative vote of the majority (plurality, in the case of the election of directors) of shares present and entitled to vote generally on a subject matter shall be the act of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or stock exchange listing rules), to designate and issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting power of holders of our common stock and reduce the likelihood that our common stockholders will receive dividend payments and payments upon liquidation.

Our board of directors will fix the designations, voting powers, preferences and rights, as well as the qualifications, limitations or restrictions, of the preferred stock of each series that we offer in the certificate of designation relating to that series.

The Delaware General Corporation Law, the law governing corporations in the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to our certificate of incorporation if the amendment would change the par value or, unless the certificate of incorporation provided otherwise, the number of authorized shares of the class or change the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Outstanding Warrants

Our warrants include a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of each warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. We have also granted registration rights to OTA LLC, or OTA, as more fully described below under “—Registration Rights.”

In June 2014, in connection with our entering into a facility agreement, we issued to Deerfield Private Design Fund III, L.P., or Deerfield, a warrant, or the Deerfield Warrant, to purchase 14,423,076 shares of Series D redeemable convertible preferred stock at an exercise price of $0.78 per share, which is exercisable until June 2, 2024. Upon completion of our initial public offering, the Deerfield Warrant automatically converted into a warrant to purchase 120,192 shares of our common stock at an exercise price of $93.60 per share. According to the terms of the Deerfield Warrant, in no event may Deerfield exercise this warrant if such exercise would result in Deerfield beneficially owning more than 4.985% of the then issued and outstanding shares of our common stock. This exercise limitation may not be waived and any purported exercise that is inconsistent with this exercise limitation is null and void. This exercise limitation will not apply to any exercise made immediately prior to a change of control transaction. If Deerfield is only able to exercise the Deerfield Warrant for a limited number of shares due to this exercise limitation, the Deerfield Warrant could subsequently become exercisable to purchase the remainder of the shares as a result of a variety of events. This could occur, for example, if we issue more shares or Deerfield sells some of its existing shares. The Deerfield Warrant includes a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. Under the Deerfield Warrant, Deerfield also has the right to demand upon the occurrence of specified events, including a merger, asset sale or other change of control transaction, that we redeem the Deerfield Warrant for a cash amount equal to the Black-Scholes value of the portion of the Deerfield Warrant to be redeemed. If Deerfield chooses not to redeem the Deerfield Warrant upon the occurrence of such an event, we may not enter into any such transaction unless our successor entity assumes in writing all our obligations under both the Deerfield Warrant and the Deerfield facility and provides Deerfield with certain registration rights.

The Deerfield Warrant includes certain exercise price protection provisions pursuant to which the exercise price of the Deerfield Warrant will be adjusted downward on a broad-based weighted average basis if we issue or sell any shares of common stock, convertible securities, warrants or options, at a sale or exercise price per share less than the greater of the Deerfield Warrant’s exercise price or the closing sale price of our common stock on our principal market or exchange on the last trading date immediately prior to such issuance or, in the case of a firm commitment underwritten offering, on the date of execution of the underwriting agreement between us and the underwriters for such offering. The sale price, for purposes of this adjustment is measured after giving effect to any underwriting discounts and commissions. This exercise price adjustment does not apply to certain specified sales and in any offering deemed by the Securities and Exchange Commission, or the SEC, to constitute an “at the market offering” as defined in Rule 415 of the Securities Act  of 1933, or the Securities Act, of our common stock, the exercise price of the Deerfield Warrant will be adjusted downward pursuant to this anti-dilution adjustment only if such sales are made at a price less than $93.60 per share. In 2021, we entered into two separate warrant inducement transactions which triggered these exercise price protection provision and the exercise price of the Deerfield Warrant was reduced from $93.60 per share to $46.25 per share and finally to $38.34 per share. In December 2022, Deerfield assigned the Deerfield Warrant to OTA, herein referred to as the OTA Warrant.

In January 2021, pursuant to the terms of the underwriting agreement and the December 2020 exchange agreement, we issued warrants to purchase 12,078,361 shares of our common stock, or collectively, the Offering Warrants, in a public offering and in connection with the transactions contemplated under the December 2020 exchange agreement. The Offering Warrants were immediately exercisable and expire on the fifth anniversary of their issuance date, at an exercise price per share of common stock equal to $6.50 per share. The Offering Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, provided that payment in full for the number of shares of our common stock purchased upon such exercise is delivered to us in accordance with the terms of the Offering Warrants. In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Offering Warrants. A holder (together with its affiliates) may not exercise any portion of the Offering Warrant to the extent that the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would own more than 4.99% of our outstanding common stock immediately after exercise. Except as otherwise provided in the Offering Warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the Offering Warrants do not have the rights or privileges of holders of common stock with respect to the shares of common stock underlying the Offering Warrants, including any voting rights, until they exercise their Offering Warrants. The Offering Warrants provide that holders have the right to participate in distributions or dividends paid on our common stock. In the event of a fundamental transaction, as described in the Offering Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Offering Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Offering Warrants immediately prior to such fundamental transaction. In addition, in the event of a fundamental transaction which is approved by our board of directors, the holders of the warrants have the right to require us or a successor entity to redeem the Offering Warrants for cash in the amount of the Black Scholes value of the unexercised portion of the Offering Warrants on the date of the consummation of the fundamental transaction. In the event of a fundamental transaction which is not approved by our board of directors, the holders of the Offering Warrants have the right to require us or a successor entity to redeem the Offering Warrants in the amount of the Black Scholes value of the unexercised portion of the Offering Warrants on the date of the consummation of the fundamental transaction payable in the form of consideration paid to the holders of common stock in such fundamental transaction. The Offering Warrants meet the equity classification requirements and thus are recorded in additional paid-in capital on the balance sheets.

In January 2021, pursuant to the terms of an underwriting agreement, we issued to the underwriter a warrant to purchase 806,932 shares of our common stock, or the Underwriter Warrant. The Underwriter Warrant is subject to substantially the same terms and conditions as the Offering Warrants, provided that the exercise price for the Underwriter Warrant is $8.125 per share. In connection with the closing of the underwriter's partial exercise of its over-allotment option, in February 2021, we issued to the underwriter additional warrants to purchase 18,702 shares of common stock under the same terms as the Underwriter Warrant, collectively these are known as the Underwriter Warrants.

In January 2021, we entered into warrant exercise inducement offer letters, or the January 2021 Inducement Transaction, with certain holders of the Offering Warrants pursuant to which such holders agreed to exercise for cash their existing warrants to purchase 6,620,358 shares of our common stock in exchange for our agreement to issue new warrants, or the January 2021 Inducement Warrants, on substantially the same terms as the existing warrants, except as set forth in the following sentence, to purchase up to 7,944,430 shares of our common stock, which is equal to 120% of the number of shares of our common stock issued upon exercise of the existing warrants. The purchase price of the January 2021 Inducement Warrants was $0.125 per share underlying each January 2021 Inducement Warrant, and the January 2021 Inducement Warrants have an exercise price of $6.36 per share.

In June 2021, we entered into warrant exercise inducement offer letters, or the June 2021 Inducement Transaction, with certain holders of the January 2021 Inducement Warrants pursuant to which such holders agreed to exercise for cash their January 2021 Inducement Warrants to purchase 6,117,509 shares of our common stock in exchange for our agreement to issue new warrants, the June 2021 Inducement Warrants, on substantially the same terms as the January 2021 Inducement Warrants, except as set forth in the following sentence, to purchase up to 1,529,379 shares of our common stock, which is equal to 25% of the number of shares of our common stock issued upon exercise of the January 2021 Inducement Warrants. The purchase price of the June 2021 Inducement Warrants was $0.125 per share underlying each June 2021 Inducement Warrant, and the June 2021 Inducement Warrants have an exercise price of $16.50 per share.

On November 22, 2023, we sold an aggregate of 1,382,489 shares of our common stock and accompanying warrants to purchase up to 1,382,489 shares of our common stock at a price of $4.34 per share to a healthcare focused investment fund (the "Investor") for gross proceeds of approximately $6.0 million and an aggregate of 917,934 shares of our common stock to cancel a warrant held by the Investor to purchase 2,920,306 shares of common stock of Acer Therapeutics Inc. The shares of common stock and warrants were offered and sold to the Investor in a registered direct offering without an underwriter or placement agent.

Registration Rights

Demand Registration Rights

OTA has the right to demand that we file a Form S-1 registration statement, as long as the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $15.0 million. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as reasonably possible.

Registration on Form S-3

OTA is entitled, upon its written request, to have such shares registered by us on a Form S-3 registration statement at our expense, subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights granted under the investors’ rights agreement terminated as to all the holders of our capital stock, other than OTA, on the two-year anniversary of our initial public offering. These registration rights will terminate as to OTA upon the earliest to occur of (i) written consent of OTA, (ii) such time that the OTA Warrant has been exercised in full and Rule 144 or another similar exemption under the Securities Act is available for the sale of all shares of our capital stock held by OTA without limitation during a three-month period without registration or (iii) six-months following the expiration of the OTA Warrant.

Registration Rights Agreement

On August 30, 2023, Zevra purchased certain indebtedness of Acer held by Nantahala Capital Management, LLC (“NCM”), certain of its affiliates and certain other parties (collectively with NCM, “Nantahala”) pursuant to a Loan Purchase Agreement and a Note Purchase Agreement. In connection with entering into the Loan and Note Purchase Agreements, Zevra and Nantahala concurrently entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Zevra agreed to file a resale registration statement with respect to the resale of the Zevra common stock issuable under the Loan and Note Purchase Agreements and the Nantahala Note. On February 5, 2024, Zevra filed a registration statement on Form S-3 (File No. 333-276856) registering an aggregate of 2,269,721 shares of Zevra’s common stock that were issued pursuant to the Loan and Note Purchase Agreements

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The affirmative vote of the majority (plurality, in the case of the election of directors) of shares present and entitled to vote generally on a subject matter shall be the act of the stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board of directors, only be filled by a majority vote of the directors then serving on the board of directors, even though less than a quorum.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminates the right of stockholders to act by written consent without a meeting. Our amended and restated bylaws also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our amended and restated bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated bylaws provide that (1) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of us; (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of us, to us or our stockholders; (C) any action or proceeding asserting a claim against us any current or former director, officer or other employee of us, arising out of or pursuant to any provision of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time); (D) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (F) any action or proceeding asserting a claim against us or any director, officer or other employee of us, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, provided that this provision shall not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; (2) unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; and (3) any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the provisions of our amended and restated bylaws.

Listing on the Nasdaq Stock Market

Our common stock is listed on the Nasdaq Global Select Market under the symbol “ZVRA.”